Mail Stop 3720

May 31, 2006

Mr. Peter A. Ritcher
Chief Financial Officer
Cingular Wireless LLC
5565 Glenridge Connector
Atlanta, GA 30342

      Re: **Cingular Wireless LLC**
                  Form 10-K for Fiscal Year Ended December 31, 2005
                  Filed February 24, 2006
                  File No. 1-31673

Dear Mr. Ritcher:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director